787 7th Avenue . New York, NY 20006-1238 Tel: 212 728 8000 Fax: 212 728 8111

December 21, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 779

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of a post-effective amendment (“PEA”) to the Trust’s registration statement on October 22, 2012 to add iShares Corporate Bond Fund (the “Fund”), as a series of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended. Please note that the Fund subsequently changed its name to iShares 2018 Investment Grade Corporate Bond ETF.

The comments were provided in a telephone conversation on December 6, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment No. 1. Please file an amendment to the registration statement pursuant to Rule 485(a) identifying the name of the Underlying Index and including information about the Underlying Index currently omitted from the Prospectus.

Response. The Trust will include the name of the Underlying Index and information regarding the Underlying Index in an amendment filed pursuant to Rule 485(a) under the Securities Act.

Comment No. 2. Please confirm that the Fund is not expected to incur acquired fund fees and expenses that exceed 0.01% of the average net assets of the Fund. Alternatively, disclose the amount of acquired fund fees and expenses separately in the Fees and Expenses table in the Prospectus. If the Fund will incur acquired fund fees and expenses, please disclose whether these fees are included in the Management Fee or will be paid separately by the Fund.

Response. The Trust confirms that the Fund currently does not anticipate incurring Acquired Fund Fees and Expenses in excess of 0.01% of the average net assets of the Fund during its first year of operations. If, at a later date, it is determined that the Fund expects to incur Acquired Fund Fees and Expenses, the Trust will update the Fees and Expenses table in the Prospectus accordingly.

Comment No. 3. Please disclose that the Fund will invest at least 80% of its net assets in “corporate bonds.”

Response. The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus any borrowing for investment purposes, in securities included in the Fund’s Underlying Index. This policy is disclosed in the Fund’s registration statement. In addition, we note that, as disclosed in the registration statement, the Underlying Index is comprised primarily of corporate bonds.

Comment No. 4. The Principal Investment Strategies section of the Prospectus discloses that the Fund may invest in non-U.S. issuers. Please expand the description of the Fund’s investment in non-U.S. issuers, particularly in regard to the types of non-U.S. instruments the Fund intends to hold (e.g., sovereign bonds, non-U.S. money market instruments) and whether the Fund will invest in developed or emerging market issuers.

Response. The Fund’s disclosure has been revised to reflect that the Fund’s investment in the securities of non-U.S. issuers will initially consist primarily of corporate bonds issued by companies located in developed countries.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Edward Baer
Joel Whipple
Katherine Drury
Michael Gung